Exhibit 99.2

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share and per share data, or as otherwise noted)

	As of December 31,	As of September 30,
	2023 (Audited)	2024 (Unaudited)
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	694,750	514,027	73,248
Inventories, net	41,767	87,436	12,460
Prepayments and other current assets, net	47,403	78,202	11,143
Short-term investments	13,596	49,348	7,032

Total current assets	797,516	729,013	103,883

Non-current Assets:
Cryptocurrency	645	149,529	21,308
Property, equipment, and software, net	49,184	49,546	7,061
Intangible assets, net	3,425	3,584	511
Right-of-use assets	1,735	1,007	144
Deferred tax assets	12,899	19,326	2,754
Prepayments on long-term assets	113,425	112,856	16,080
Other non-current assets	421	432	62

Total non-current assets	181,734	336,280	47,920

Total assets	979,250	1,065,293	151,803

LIABILITIES, AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	195	7,645	1,089
Contract liabilities	9,828	45,131	6,431
Income tax payable	1,634	3,381	482
Lease liabilities	1,103	1,136	162
Provision for warranty	40	22	3
Accrued liabilities and other current liabilities	15,364	13,269	1,890

Total current liabilities	28,164	70,584	10,057

Non-current Liabilities:
Deferred tax liabilities	—	543	77
Lease liabilities	761	—	—

Total non-current liabilities	761	543	77

Total liabilities	28,925	71,127	10,134

Shareholders’ Equity:
Ordinary shares (US$0.000001 par value; 50,000,000,000 shares authorized, 119,876,032 and 120,023,092 shares issued, 119,876,032 and 119,962,962 shares outstanding as of December 31, 2023 and September 30, 2024, respectively)	1	1	—
Subscriptions receivable from shareholders	(1)	(1)	—
Additional paid-in capital	186,262	193,243	27,537
Statutory reserve	48,265	51,376	7,321
Accumulated other comprehensive income	1,838	(350)	(50)
Retained earnings	713,960	749,897	106,861

Total equity	950,325	994,166	141,669

Total liabilities and shareholders’ equity	979,250	1,065,293	151,803

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(UNAUDITED)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Three Months ended September 30,
	2023	2024
	RMB	RMB	US$
Products revenue	6,842	60,305	8,593
Cost of revenue	(15,054)	(19,508)	(2,780)

Gross profit/(loss)	(8,212)	40,797	5,813
Operating expenses:
Research and development expenses	(11,370)	(13,769)	(1,962)
Sales and marketing expenses	(2,195)	(2,056)	(293)
General and administrative expenses	(6,176)	(8,744)	(1,246)
Loss on fair value of cryptocurrency, net	—	(13,089)	(1,865)

Total operating expenses	(19,741)	(37,658)	(5,366)

Income/(loss) from operations	(27,953)	3,139	447
Interest income	4,571	4,162	593
Foreign exchange gains, net	(603)	(1,301)	(185)
Other income, net	1,352	2,581	368

Income/(loss) before income tax expenses	(22,633)	8,581	1,223
Income tax (expense)/benefit	3,537	(5,425)	(773)

Net Income/(loss)	(19,096)	3,156	450

Foreign currency translation adjustment, net of nil tax	(399)	(1,967)	(280)

Total comprehensive income/(loss)	(19,495)	1,189	170

Weighted average number of shares used in per share calculation
— Basic	119,876,032	119,961,032	119,961,032
— Diluted	119,876,032	120,035,926	120,035,926
Net earnings/(loss) per share
— Basic	(0.16)	0.03	0.00
— Diluted	(0.16)	0.03	0.00

INTCHAINS GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

(UNAUDITED)

(All amounts in thousands, except share and per share data, or as otherwise noted)

	For the Nine Months ended September 30,
	2023	2024
	RMB	RMB	US$
Products revenue	46,771	207,590	29,581
Cost of revenue	(59,015)	(75,700)	(10,787)

Gross profit/(loss)	(12,244)	131,890	18,794
Operating expenses:
Research and development expenses	(28,342)	(63,556)	(9,057)
Sales and marketing expenses	(4,745)	(5,571)	(794)
General and administrative expenses	(18,170)	(23,011)	(3,279)
Loss on fair value of cryptocurrency, net	—	(7,906)	(1,127)

Total operating expenses	(51,257)	(100,044)	(14,257)

Income/(loss) from operations	(63,501)	31,846	4,537
Interest income	12,502	12,457	1,775
Foreign exchange gain/(loss), net	447	(882)	(126)
Other income, net	5,733	2,845	405

Income/(loss) before income tax expenses	(44,819)	46,266	6,591
Income tax (expense)/benefit	9,946	(7,550)	(1,076)

Net Income/(loss)	(34,873)	38,716	5,515

Foreign currency translation adjustment, net of nil tax	2,664	(2,188)	(312)

Total comprehensive income/(loss)	(32,209)	36,528	5,203

Weighted average number of shares used in per share calculation
— Basic	119,223,450	119,921,672	119,921,672
— Diluted	119,223,450	120,022,034	120,022,034
Net earnings/(loss) per share
— Basic	(0.22)	0.32	0.05
— Diluted	(0.22)	0.32	0.05

INTCHAINS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNADUITED)

	Ordinary Shares(1)
	Number of Shares	Amount		Subscription receivables from shareholders	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total
	(in thousands, except share and per share data)
Balance as of January 1, 2023	117,647,000	1		(1)	144,577	47,478	—	741,542	933,597

Issuance of ordinary shares	2,229,032	—	*	—	38,211	—	—	—	38,211
Share-based compensation expense	—	—		—	1,973	—	—	—	1,973
Net (loss) for the period	—	—		—	—	—	—	(34,873)	(34,873)
Foreign currency translation	—	—		—	—	—	2,664	—	2,664
Appropriations to statutory reserve	—	—		—	—	233	—	(233)	—

Balance as of September 30, 2023	119,876,032	1		(1)	184,761	47,711	2,664	706,436	941,572

Balance as of December 31, 2023	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Balance as of January 1, 2024	119,876,032	1		(1)	186,262	48,265	1,838	713,960	950,325

Cumulative effect of change in accounting principle	—	—		—	—	—	—	332	332
Issuance of shares for exercise of warrants	15,842	—		—	—	—	—	—	—
Share-based compensation expense	—	—		—	6,981	—	—	—	6,981
Vesting of restricted share units	129,452	—		—	—	—	—	—	—
Net income for the period	—	—		—	—	—	—	38,716	38,716
Foreign currency translation	—	—		—	—	—	(2,188)	—	(2,188)
Appropriations to statutory reserve	—	—		—	—	3,111	—	(3,111)	—

Balance as of September 30, 2024	120,021,326	1		(1)	193,243	51,376	(350)	749,897	994,166

Note:

(1)	Retroactively restated for the stock subdivision as described in Note 1.

The accompanying notes are an integral part of these consolidated financial statements.

*	Represents amount less than RMB 1,000.

INTCHAINS GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the nine months ended September 30,
	2023	2024
	RMB	RMB	US$
			(Note 2(f))
	(in thousands)
Cash flows from operating activities
Net income/(loss)	(34,873)	38,716	5,515
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expense	1,973	6,981	995
Revenue recognized in the payment form of cryptocurrency	—	(119,989)	(17,098)
Cost recognized on payment of cryptocurrency	—	364	52
Depreciation and amortization	2,337	3,711	529
Inventory provision	33,884	40,243	5,735
Write-down of prepayments	141	6,059	863
Provision for inventory purchase commitments	—	50	7
Deferred income tax (benefit)	(13,347)	(5,884)	(838)
Investment (income)	—	(212)	(30)
Changes in fair value of short-term investments	(11)	(604)	(86)
Change in fair value of cryptocurrency	—	7,906	1,127
Impairment loss of cryptocurrency	23	—	—
(Gain) on disposal of property, equipment and software	(497)	—	—
Foreign exchange gain/(loss)	869	(1,167)	(166)
Changes in assets and liabilities:
(Increase) in inventories	(12,007)	(85,912)	(12,242)
(Increase) /Decrease in prepayments and other current assets	13,387	(36,858)	(5,252)
(Increase) in other non-current assets	—	(11)	(2)
Increase /(Decrease) in accounts payable	(2,752)	7,450	1,062
Increase /(Decrease) in contract liabilities	(6)	20,478	2,918
Change in right-of-use assets and lease liabilities	(66)	—	—
Increase /(Decrease) in income tax payable	(1,389)	1,747	249
(Decrease) in provision for warranty	(183)	(18)	(3)
Increase /(Decrease) in accrued liabilities and other liabilities	5,004	(1,083)	(154)

Net cash (used in) operating activities	(7,513)	(115,769)	(16,497)

Cash flows from investing activities:
Payment for short-term investments	(3,440)	(69,734)	(9,937)
Proceeds from disposal of short-term investments	—	34,798	4,959
Purchase of cryptocurrency	(688)	(42,798)	(6,099)
Proceeds from sale of cryptocurrency	—	18,527	2,640
Purchase of property, equipment and software	(43,606)	(4,792)	(683)
Prepayments on long-term assets	(6,643)	—	—

Net cash used in investing activities	(54,377)	(63,999)	(9,120)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares	61,306	—	—
Payment for cost of issuance	(9,843)	—	—

Net cash provided by financing activities	51,463	—	—

Net (decrease) in cash and cash equivalents	(10,427)	(179,768)	(25,617)
Effect of exchange rate changes on cash and cash equivalent	1,795	(955)	(136)
Cash and cash equivalents, at the beginning of period	712,231	694,750	99,001

Cash and cash equivalents at the end of period	703,599	514,027	73,248

Supplemental disclosure of cash flow information:
Cash paid for income taxes	4,790	11,687	1,665
Supplemental disclosure of non-cash investing activities:
Purchases of property, equipment, and software included in accrued liabilities and other liabilities	1,224	—	—
Revenue recognized in the payment form of cryptocurrency	—	133,090	18,965
Cryptocurrencies received for sale of mining machines and remained in contract liabilities	—	14,825	2,113
Cost recognized on payment of cryptocurrency	—	359	51
Transfer from prepayments on long-tern assets to intangible assets	—	569	81
Cumulative-effect adjustment due to the adoption of ASU 2023-08	—	332	47

The accompanying notes are an integral part of these consolidated financial statements.

INTCHAINS GROUP LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and principal activities

(a)	Principal activities

Intchains Group Limited (the “Company” or “Parent Company”), an exempted company with limited liability incorporated in the Cayman Islands and its subsidiaries are collectively referred to as the “Group”. The Group are principally engaged in provision of altcoin mining products, the strategic acquisition and holding of Ethereum-based cryptocurrencies, and the active development of innovative Web3 applications in the People’s Republic of China (the “PRC”), Singapore and other countries and regions.

Intchains DQ Asset Holding Limited and Intchains SCH Holding Limited, limited liability companies incorporated in the British Virgin Islands (the “BVI”), are the ultimate holding companies of the Company and are owned by Mr. Qiang Ding (“Mr. Ding”) and Mr. Chaohua Sheng (“Mr. Sheng”). Mr. Ding and Mr. Sheng are the ultimate controlling shareholders (collectively, the “Controlling Shareholders” or the “Co-Founders”) of the Company.

As at the date of this report, the Company had direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

	Date of incorporation	Place of incorporation	Equity interest held	Principal activities
Name of subsidiaries
Intchains Global Limited	October 29, 2021	The BVI	100%	Investment Holding
Intchains Pte. Ltd.	November 17, 2021	Singapore	100%	International Trading business
Intchains Investment (BVI) Limited	July 1, 2021	The BVI	100%	Investment Holding
Intchains Technology (Hongkong) Limited	July 16, 2021	Hong Kong	100%	Investment Holding and Trading business
Jerryken Intelligent Technology (Shanghai) Co., Ltd.	September 28, 2021	Shanghai, China	100%	Assembly of mining products and spare parts
Shanghai Intchains Technology Co., Ltd.	December 13, 2017	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Shanghai Lianfa Information Technology Co., Ltd.	September 9, 2021	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Shanghai Xinbaiwei Smart Technology Co., Ltd.	October 22, 2021	Shanghai, China	100%	Trading business
Intchains Capital Limited	May 17, 2023	Cayman Islands	100%	Investment Holding
Shanghai Dongyuanwei Information Technology Co., Ltd.	May 28, 2024	Shanghai, China	100%	Research and development of mining products and WEB3 applications
Intchains (Malaysia) Sdn. Bhd.	May 31, 2024	Malaysia	100%	Maintenance Service

(b)	Reorganization and stock subdivision

Prior to the incorporation of the Company, the Group’s business was carried out by Shanghai Intchains Technology Co., Ltd. (“Shanghai Intchains”) and its subsidiaries. Shanghai Intchains was established by the Co-Founders and other minor shareholders. To facilitate offshore financing, an offshore corporate structure was formed in December 2021 (the “Reorganization”), which was carried out as follows:

1) On June 28, 2021, the Company was incorporated in the Cayman Islands by the Controlling Shareholders and other minor shareholders of Shanghai Intchains*.

2) On July 1, 2021, Intchains Investment (BVI) Limited was incorporated in the BVI.

3) On July 16, 2021. Intchains Technology (Hongkong) Limited was incorporated in Hong Kong.

4) On September 9, 2021, Shanghai Lianfa Information Technology Co., Ltd. was incorporated in Shanghai, the PRC.

5) On September 28, 2021, Jerryken Intelligent Technology (Shanghai) Co., Ltd. (“Jerryken Shanghai”) was incorporated in Shanghai, the PRC.

6) On October 9, 2021, Golden Stone Hong Kong Holding Limited (“Golden Stone HK”), a Hong Kong company wholly-owned by an independent third party, acquired a 1% equity interest in Shanghai Intchains at a consideration of US$94,192.

7) On October 22, 2021, Shanghai Xinbaiwei Smart Technology Co., Ltd. was incorporated in Shanghai, the PRC.

8) On October 29, 2021, Intchains Global Limited was incorporated in the BVI.

9) On November 2, 2021, Jerryken Shanghai acquired approximately 82.49% equity interest in Shanghai Intchains at a consideration of RMB 49.4949 million.

10) On December 6, 2021, Jerryken Shanghai acquired the 0.18% equity interest in Shanghai Intchains from Golden Stone HK at a cash consideration of RMB 0.1055 million and the remaining 17.33% equity interest in Shanghai Intchains from its other shareholders at an aggregate cash consideration of RMB 10.4375 million, which was recorded as deemed distribution to these shareholders. Shanghai Intchains then became a wholly-owned subsidiary of Jerryken Shanghai.

11) On July 8, 2022, the Company effected 100 for 1 stock subdivision.

*

As the shareholdings in the Company and Shanghai Intchains were with a high degree of common ownership immediately before and after the Reorganization, even though no single investor controlled the Group, the transaction of the Reorganization was determined as recapitalization with lack of economic substance, and was accounted for in a manner similar to a common control transaction. Consequently, the financial information of the Group is presented on a carryover basis for all periods presented. The accompanying consolidated financial statements have been prepared as if the current corporate structure has been in existence throughout the periods presented. The consolidation of the Company has been accounted for at historical cost at the beginning of the first period presented in the accompanying consolidated financial statements. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ equity, and per share information including the net (losses)/earnings per share have been presented retrospectively as of the beginning off the earliest period presented on the consolidated financial statements to reflect the final shares immediately after the stock subdivision on July 8, 2022.

2.	Principal Accounting Policies

(a)	Basis of presentation

Pursuant to the reorganization as disclosed in Note 1(b), the Company was incorporated on June 28, 2021 and became the holding company of the companies now comprising the Group on December 6, 2021. As the Reorganization only involved inserting new holding entities at the top of an existing company and has not resulted in any change of respective interests of the shareholders, the Consolidated Financial Statement for the reporting periods has been presented as a continuation of the existing company by applying the principles of merger accounting as if the Reorganization had been completed at the beginning of the reporting periods.

These unaudited consolidated interim financial statements should be read in conjunction with the financial statements and footnotes for the year ended December 31, 2023 included in the Form 20-F as filed with the SEC. The results of operations and cash flows for the nine months ended September 30, 2024 are not necessarily indicative of the results of operations or cash flows which may be reported for future periods or the full fiscal year.

All intra-group transactions and balances have been eliminated on consolidation.

(b)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Group in the preparation of the accompanying consolidated financial statements are summarized below.

(c)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ materially from such estimates.

The Group believes that accounting estimation of recoverability of prepayments to vendors, recoverability of prepayments on long-term assets, impairment on other long-lived assets, valuation of deferred tax assets, write-down for inventories and prepayments, provision for reserve for inventory purchase commitments, valuation and recognition of share-based compensation and provision for product warranty reflect significant judgments and estimates used in the preparation of its consolidated financial statements.

Management bases the estimates on historical experience and on various other assumptions as discussed elsewhere to the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(d)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries, for which the Company or its subsidiary is the primary beneficiary. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; or has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(e)	Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is RMB as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are included in the consolidated statements of operations and comprehensive income as foreign exchange related gains or loss.

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the Company and its subsidiaries incorporated outside of PRC are translated into RMB at fiscal year-end exchange rates, income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by the People’s Bank of China. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a separate component of shareholders’ equity on the consolidated financial statement. The exchange rates used for translation on December 31, 2023 and September 30, 2024 were US$1.00=RMB 7.0827 and 7.0074, respectively, representing the index rates stipulated by the People’s Bank of China.

(f)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB7.0176 on the last trading day of 2024 (September 30, 2024) as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

(g)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, for the assets or liabilities either directly or indirectly.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

All of the Group’s cryptocurrencies are classified within Level 1 of the fair value hierarchy because they were valued using quoted prices in active markets. The Group’s short-term investments are classified within Level 2 of the fair value hierarchy and the market approach was used to determine fair value of these investments.

Our financial instruments that are not re-measured at fair value include cash and cash equivalents, interest receivables, other receivables, accounts payable and other liabilities. The carrying values of these financial instruments materially approximate their fair values.

(h)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase with terms of less than three months. As of December 31, 2023 and September 30, 2024, the Group’s cash and cash equivalents primarily consist of cash in various financial institutions.

(j)	Cryptocurrency

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Group early adopted ASU 2023-08 on January 1, 2024.

ASC 820 defines “principal market” as the market with the greatest volume and level of activity for the asset or liability. The determination of the principal market (and, as a result, the market participants in the principal market) is made from the perspective of the reporting entity. The Company determines Coinbase as its principal market, as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of cryptocurrencies.

The Group measures the fair value of cryptocurrencies on a monthly basis, and refers to the closing prices quoted on Coinbase exchange as the fair value at the end of every month. Gains or losses on exchange of cryptocurrencies were computed at the difference of fair value of digital assets on exchange dates and payable due to vendors. As of January 1, 2024, the cumulative-effect adjustment of RMB332,000 was recorded as an increase to the opening balance of retained earnings. Refer to Note 6 – Cryptocurrency, for further information regarding the cryptocurrencies.

Before adoption of ASU 2023-08, cryptocurrencies were classified as an intangible asset. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment losses were recognized within other income, net in the consolidated statements in the period in which the impairment was identified.

Purchases of cryptocurrencies by the Group, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while cryptocurrencies received or paid in the operating business are non-cash operating activities on the accompanying consolidated statements of cash flows. The sales of cryptocurrencies are included within investing activities in the accompanying consolidated statements of cash flows.

(k)	Investments

The Group accounts for investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Group classifies the investments in debt securities as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized. Securities that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and stated at amortized cost less allowance for credit losses. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings. Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “accumulated other comprehensive income/(loss)” on the consolidated balance sheets.

As of December 31, 2023 and September 30, 2024, short-term investments are all classified as trading debt securities with original maturities less than twelve months, which were bought and held principally for the purpose of selling them in the near term.

(l)	Inventories

The Group’s inventories consist of finished goods, work in process and raw materials, which are purchased from contractual manufacturers and component suppliers. Inventories are stated at the lower of cost or net realizable value. Cost of inventory is determined using the weighted average cost method. Adjustments are recorded to write down the cost of inventory to the estimated net realizable value due to slow-moving and obsolete inventory, which is dependent upon factors such as historical and forecasted consumer demand, and promotional environment. The Group takes ownership, risks and rewards of the products purchased.

In accordance with ASC 855-10-55-1(b), the Group considers all data available, including future demand and subsequent changes in product prices that may provide additional information about the valuation of inventories at the balance sheet dates.

(m)	Property, equipment and software, net

Property, equipment and software are stated at historical cost less accumulated depreciation, amortization and impairment loss, if any. Depreciation and amortization are calculated using the straight-line method over the shorter of their estimated useful lives of these assets or the term of the related leases. The estimated useful lives are as follows:

Leasehold improvements	the shorter of their useful lives or the lease terms
Computers and electronic equipment	3 years
Furniture	3-5 years
Software	3 years
Building	48 years
Building improvement	10 years
Motor vehicles	4 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, equipment and software is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of operations and comprehensive income.

(n)	Intangible assets, net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired. Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combination are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets. The estimated useful lives of major intangible assets are as follows:

Trademarks	9 years
Customer relationships	6 years
Website	3 years

(o)	Impairment of long-lived assets

For other long-lived assets including property, equipment and software, intangible assets, right-of-use assets, prepayments on long-term assets, and other non-current assets, the Group evaluates for impairment whenever events or changes (triggering events) indicate that the carrying amount of an asset may no longer be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to receive from use of the assets and their eventual disposition. Such assets are considered to be impaired if the sum of the expected undiscounted cash flows is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

(p)	Contract liabilities

Proceeds received from customers before product delivery are recognized as contract liabilities and are recognized as revenue when revenue recognition criteria are met.

The advances received from customers as of December 31, 2023 and September 30, 2024 were RMB9,828,000 and RMB45,131,000, respectively.

(q)	Revenue from contracts with customers (ASC 606)

The Group adopted Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all years presented. The core principle of this new revenue standard is that a company should recognize revenue when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle by the Group in its determination of revenue recognition:

•	Step 1: Identify the contract(s) with the customer;

•	Step 2: Identify the performance obligations in the contract;

•	Step 3: Determine the transaction price;

•	Step 4: Allocate the transaction price to the performance obligations in the contract; and

•	Step 5: Recognize revenue when or as the Company satisfies a performance obligation.

The transaction price is allocated to each performance obligation on a relatively standalone selling price basis. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Products revenue

The Group generates revenue primarily from the sale of mining products directly to a customer, such as a business or individual engaged in altcoin mining activities. The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021.

Revenue from product sales is recorded at the sales price (transaction price). The amount of variable consideration is included in the transaction price to the extent it is not constrained and that it is probable that a significant reversal in the amount of the cumulative revenue recognized will not occur in a future period. Actual amounts of consideration ultimately received may differ from the estimates. If actual results in the future vary from estimates, the Group will adjust these estimates, which would affect revenue and earnings in the period when such changes are known.

The Group accepted cryptocurrency as the payment form, and recognizes revenue and recognizes the cost of cryptocurrency based on the fiat currency amount indicated in the sales contract. The quantity actually paid by the customer is locked in after conversion based on the fair value at the time of contract inception, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency (see note 2.(j))

The Group recognizes products revenue at a point in time based on management’s evaluation of when the control of the products has been passed to customers. The transfer of control is considered complete when products have been picked up by or delivered to shipper of the Group’s customers.

The Group offers a standard product warranty of no longer than six months that the product will operate under normal use. Except for the product warranty, the Group is not obligated to provide significant after- sales service such as hardware/software upgrades or updates. At the time revenue is recognized, an estimate of future warranty costs, is recorded as cost of revenue. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve. The amount of total warranty costs incurred was immaterial for the nine months ended September 30, 2023 and 2024, respectively.

Other revenues

The Company also generates a small portion of revenue from the maintenance services of the products exceed the warranty period, a distinct performance obligation from sale of product. Revenue is recognized over the period when the related services were rendered to the customers.

(r)	Value-added-tax (“VAT”) recoverable and surcharges

VAT recoverable represent amounts paid by the Group for purchases. The surcharges (i.e., Urban construction and maintenance tax, educational surtax, local educational surtax) were 5%-6% of the VAT depending on the taxpayer’s location.

(s)	Cost of revenue

Amounts recorded as cost of revenue relate to direct expenses incurred to generate revenue. Cost of revenue consists of: (1) cost of product revenue, including cost of raw materials, costs of contractual manufacturers for production, shipping and handling costs, inventories write-downs, prepayments write-downs, provision for reserve for inventory purchase commitments and provision for the warranties. (2) cost of other revenue, which reflects direct costs associated with providing services, including maintenance expenses.

(t)	Research and development expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, preliminary research costs conducted for new projects, consulting and contractor expenses, testing and tooling materials and manufacturing for trial and other expenses in associated with research and development personnel. The Group recognizes research and development expenses as expenses when incurred.

(u)	Sales and marketing expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, traveling expenses and other expenses in associated with sales and marketing personnel.

(v)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, rental expenses and professional service fees.

(w)	Government grants

Government grants represent cash subsidies received from the PRC government. Cash subsidies which have no defined rules and regulations to govern the criteria necessary for companies to enjoy the benefits are recognized as “other income, net” when received.

(x)	Lease arrangement as lessee

The Group determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) asset, lease liability, and lease liability-non-current in the Group’s consolidated balance sheets. ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.

(y)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(z)	Income taxes

The Group accounts for income taxes under the liability method. Under the liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and income tax bases of assets and liabilities and are measured using the tax income rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of a deferred income tax assets will not be realized in the foreseeable future.

The Group evaluates its uncertain tax positions using the provisions of ASC 740-10, Income Taxes, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Group recognizes in the financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. The Group reports tax-related interest expense and penalty in “other income, net” in the consolidated statements of operations and comprehensive income, if there is any.

(aa)	Share-based compensation

The Group applies ASC 718 (“ASC 718”), Compensation—Stock Compensation, to account for its employee share-based payments. In accordance with ASC 718, the Group determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Group’s share-based awards to employees were classified as equity awards. The Group measures the employee share-based compensation based on the fair value of the award at the grant date. Expense is recognized using accelerated method over the requisite service period.

Share-based compensation in relation to the restricted share units (“RSUs”) is measured based on the fair market value of the Company’s ordinary shares at the grant date of the award. Share-based compensation in relation to the share options is estimated using the Binomial Model. The determination of the fair value of share options is affected by the share price of the Company’s ordinary shares as well as the assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rate, exercise multiple and expected dividend yield. The fair value of these share options was determined by management with the assistance from an independent valuation firm. Share-based compensation expense of awards is recorded net of estimated forfeitures in our consolidated income statements and accordingly is recorded only for those share-based awards that are expected to vest. The Group estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary. The Group review and revise our estimated forfeiture rate if actual forfeitures significantly differ from the initial estimates.

(ab)	Statutory reserves

The Group’s subsidiaries incorporated in the PRC are required on an annual basis to make appropriations of retained earnings set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations (“PRC GAAP”).

Appropriation to the statutory reserve should be at least 10% of the after tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. The Group is not required to make appropriation to other reserve funds and the Group does not have any intentions to make appropriations to any other reserve funds.

The general reserve fund can only be used for specific purposes, such as offsetting the accumulated losses, enterprise expansion or increasing the registered capital. Appropriations to the general reserve funds are classified in the consolidated balance sheets as statutory reserves.

There are no legal requirements in the PRC to fund these reserves by transfer of cash to restricted accounts, and the Group has not done so.

Relevant laws and regulations permit payments of dividends by the PRC subsidiaries and affiliated companies only out of their retained earnings, if any, as determined in accordance with respective accounting standards and regulations. Accordingly, the above balances are not allowed to be transferred to the Company in terms of cash dividends, loans or advances.

The Group has made RMB233,000 and RMB3,111,000 appropriations to statutory reserve for the nine months ended September 30, 2023 and 2024, respectively.

(ac)	(Loss)/Earnings per share

Basic (loss)/earnings per share is computed by dividing net (loss)/income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the period.

Diluted (loss)/earnings per share is calculated by dividing net (loss)/income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalents shares outstanding during the period. Dilutive equivalent shares are excluded from the computation of diluted (loss)/earnings per share if their effects would be anti-dilutive. Ordinary share equivalents consist of the ordinary shares issuable in connection with the Group’s ordinary shares issuable upon the exercise of outstanding share options, restricted shares units and warrants, using the treasury stock method. The computation of diluted net loss per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect (i.e. an increase in earnings per share amounts or a decrease in loss per share amounts) on net loss per share.

(ad)	Comprehensive income (loss)

Comprehensive income/(loss) is defined as the changes in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Group’s comprehensive income/(loss) includes net income/(loss) and foreign currency translation difference and is presented in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income of the Group include the foreign currency translation adjustments.

(ae)	Recently issued accounting pronouncements

i.	New and amended standards adopted by the Group:

On December 13, 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (“ASU 2023-08”), which requires entities that hold crypto assets to subsequently measure such assets at fair value with changes recognized in net income each reporting period. The guidance also requires crypto assets measured at fair value to be presented separately from other intangible assets on the balance sheet and changes in the fair value measurement of crypto assets to be presented separately on the income statement from changes in the carrying amounts of other intangible assets. The new standard is effective for fiscal years beginning December 15, 2024, with early adoption permitted. The Group early adopted ASU 2023-08 on January 1, 2024. As of January 1, 2024, the Company recorded a cumulative-effect adjustment of RMB332,000 to retained earnings.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires the disclosure of significant segment expenses that are part of an entity’s segment measure of profit or loss and regularly provided to the chief operating decision maker. In addition, it adds or makes clarifications to other segment-related disclosures, such as clarifying that the disclosure requirements in ASC No. 280 are required for entities with a single reportable segment and that an entity may disclose multiple measures of segment profit and loss. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023 and interim periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be adopted retrospectively. Refer to Note 13, Operating Segments for more information.

ii.	New and amended standards not yet adopted by the Group:

On December 14, 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 requires that entities disclose specific categories in their rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. The new standard is effective for the Group beginning December 15, 2024, with early adoption permitted. The amendments should be applied on a prospective basis and retrospective application is also permitted. The Group does not expect that the adoption of ASU 2023-09 would have a material effect on its consolidated financial statements and related disclosures.

3.	Risks and concentration

(a)	Concentration of credit risk

Financial instruments that may potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, short-term investments, interest receivables. As of December 31, 2023 and September 30, 2024, a majority of the Group’s cash and cash equivalents, short-term investments, interest receivables were held at reputable financial institutions with high-credit ratings. In the event of bankruptcy of one of these financial institutions, the Group may not be able to claim its cash and demand deposits back in full. The Group continues to monitor the financial strength of the financial institutions. There has been no recent history of default in relation to these financial institutions.

The Group’s sales arrangements usually require full prepayment before the delivery of products after April 2021. For credit sales, the Group conducts credit evaluations of customers, and generally does not require collateral or other security from its customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

Customers which contributed more than 10% of total revenue are as below:

	For the nine months ended September 30,
	2023	2024
Customer A	50%	21%
Customer B	47%	0%
Customer C	0%	18%
Customer D	1%	11%

(b)	Supplier concentration

The Group currently purchased all of its integrated circuits, an important component of its mining products, from a third-party foundry partner for the nine months ended September 30, 2023 and 2024. Although only a limited number of manufacturers for such integrated circuits are available, management believes that other suppliers could provide similar integrated circuits on comparable terms. A change in suppliers, however, could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

4.	Inventories, net

Inventories consist of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
Finished goods	36,224	1,199
Work in process	9,756	118,287
Raw materials	20,686	31,406

Inventories	66,666	150,892
Less: inventory provision	(24,899)	(63,456)

Total	41,767	87,436

During the nine months ended September 30, 2023 and 2024, the Group recognized inventories write-down of RMB33,884,000 and RMB40,243,000 in cost of revenues, respectively, and transfer of inventories write-down was nil and RMB1,686,000, respectively.

5.	Prepayments and other current assets, net

Prepayments and other current assets, net consist of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
Prepayments and other current assets, net:
VAT deductible	3,989	21,519
Prepayments to vendors (Note a)	33,254	50,914
Interest receivables	9,844	5,389
Rental and other deposits	102	251
Others	214	129

Total	47,403	78,202

Note a: Prepayments to vendors mainly represent prepayments made to two third-party suppliers for foundry service. The Group also records a write-down for the prepayment to third-party suppliers when the Group believes that the net realizable value is less than carrying amount. For the nine months ended September 30, 2023 and 2024, the Group recorded write-downs of RMB141,000 and RMB6,059,000 for the prepayment to the third-party suppliers in cost of revenues.

6.	Cryptocurrency

Cryptocurrency holdings were comprised of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
USDT&USDC	—	68,994
ETH	538	64,054
ETH-Coinbase Staked	107	12,333
Bitcoin	—	3,772
Others(Note a)	—	376

	645	149,529

The following table presents the Gorup’s cryptocurrency holdings as of September 30, 2024:

	Quantity	Cost basis	Fair Value
	(in thousands)
USDT&USDC	9,847,687	69,018	68,994
ETH	3,522	70,881	64,054
ETH-Coinbase Staked	627	12,618	12,333
Bitcoin	8.47	3,850	3,772
Others (Note a)	Multiple	739	376

Note a: The ‘Others’ category encompasses various cryptocurrencies that are not reported individually due to their lower significance.

The following table presents additional information about cryptocurrencies for the years ended December 31, 2023 and nine months ended September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Opening balance	—	645
Cumulative-effect adjustment of opening balance due to adoption of fair value measurement		332
Purchase of cryptocurrencies in cash	688	42,798
Collection of cryptocurrencies from sales of mining products	—	134,814
Exchange of cryptocurrencies into cash	—	(18,328)
Payment of services fees and other expenses	—	(563)
Changes in fair value of cryptocurrencies	—	(7,906)
Impairment	(23)	—
Foreign exchange loss	(20)	(2,263)

Ending balance	645	149,529

7.	Property, equipment and software, net

Property, equipment and software, net consist of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
Cost
Building	42,041	42,041
Building improvements	1,130	1,632
Leasehold improvements	156	147
Computers and electronic equipment	5,515	7,871
Furniture	980	1,033
Motor vehicles	351	358
Software	5,308	5,308
Construction in progress	—	821

Total cost	55,481	59,211
Less: Accumulated depreciation and amortization	(6,297)	(9,665)

Property, equipment and software, net	49,184	49,546

Depreciation and amortization expenses recognized for the nine months ended September 30, 2023 and 2024 are RMB2,337,000 and RMB3,368,000, respectively.

8.	Intangible assets, net

Intangible assets consisted of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
Amortized intangible assets with finite lives:
Cost: Trademarks	3,425	3,367
Customer relationships	—	472
Website	—	88

Total cost	3,425	3,927

Less: Accumulated amortization	—	(343)

Intangible assets, net	3,425	3,584

On December 8, 2023, the Group entered into an asset acquisition agreement with GOLDSHELL PTE. LTD., a Singapore-based company, to acquire specific assets utilized in the operation of its Goldshell WEB3 infrastructure brand (referred to as the “Transaction” hereafter). The consideration for this transaction amounted to USD550,000, fully settled in cash by December 31, 2023. The Transaction was accounted as an asset acquisition, through which the Group acquired three identifiable assets: trademarks, customer relationships, and website. The trademarks are applied and registered in the EU, United States, UK, Hong Kong SAR, and Singapore. The total purchase price, encompassing the transaction consideration of USD550,000 and direct transaction costs of SGD14,000 (equivalent to USD10,000), amounted to USD560,000 (equivalent to RMB3,927,000), with allocations to trademarks, customer relationships, and software at USD480,000 (equivalent to RMB3,367,000), USD67,000 (equivalent to RMB472,000), and USD13,000 (equivalent to RMB88,000) respectively. As of December 31, 2023, all trademarks have been officially transferred to the Group and were recorded under “intangible assets, net”, while the transfer process for customer relationships and software was ongoing, with their allocated purchase prices recorded in “prepayments on long-term assets”. On February 28, 2024, the Transaction was completed, and customer relationships and website were recorded under “intangible assets, net”.

Amortization expense for the nine months ended September 30, 2023 and 2024 was nil and USD49,000 (equivalent to RMB343,000), respectively.

9.	Lease

The Group leases facilities under non-cancellable operating leases. The terms of substantially all of these leases are two to three years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. Variable lease cost and short-term leases (lease terms less than 12 months) are recognized as incurred.

a)	Supplemental balance sheet information related to leases was as follows:

	December 31, 2023	September 30, 2024
Weighted-average remaining lease term
Operating leases	21.00 months	9.00 months
Weighted-average discount rate
Operating leases	4% per annum	4% per annum

(b)	Maturities of lease liabilities were as follows:

As of September 30, 2024
(in thousands)
Nine months ended September 30, 2024
Remainder of year of 2024	386
2025	772

Total undiscounted lease payments	1,158
Less: imputed interest	22

Total lease liabilities	1,136

Amounts due within 12 months	1,136
Non-current lease liability	—

10.	Prepayments on long-term assets

The following is a summary of prepayments on long-term assets as of December 31,2023 and September 30, 2024:

	December 31, 2023	September 30, 2024
	(in thousands)
Prepayments on buildings (Note a)	112,856	112,856
Prepayments on other non-current assets (Note b)	569	—

	113,425	112,856

Note a: On December 21, 2021, the Group entered into a sale and purchase agreement (the “S&P Agreement”) with an independent third party, pursuant to which, the Group agreed to purchase a premise located in Shanghai, the PRC, at a consideration of RMB112,855,500, and fulfill certain tax requirement that during the period starting from the date of the S&P Agreement to December 31, 2024, the total amount of taxes payments would be not less than approximately RMB50,000,000 in aggregate. In the event that the Group fails to meet the tax requirements of RMB50,000,000, the counterparty has the right to demand a delay in delivering the premise until the Group supplements the taxation requirements, or to terminate the S&P agreement by returning all prepayments to the Group without any penalty. Although phased requirements for the taxation of RMB50,000,000 are stated in the S&P agreement, the fulfillment of these phased requirements only affects the Group’s entitlement on certain government subsidies and does not involve the counterparty’s right to terminate the S&P agreement. The prepayments are refundable subject to (i) the agreement is terminated by uncontrollable factors of which the liability of breach of agreement does not lay on either the seller or the Group, or (ii) the agreement is terminated by the Group on the ground that the seller cannot fulfill the responsibility of the agreement.

Note b: The amount represents the prepaid allocated purchase price for customer relationships and website, which finished the transfer process and transferred to “intangible assets, net” in 2024.

11.	Accrued liabilities and other current liabilities

As of December 31, 2023 and September 30, 2024, accrued liabilities and other current liabilities consisted of the following:

	December 31, 2023	September 30, 2024
	(in thousands)
Salary and welfare payable	8,915	8,631
Other tax payables	3,221	1,651
Provision for reserve for inventory purchase commitments	—	50
Others	3,228	2,937

Total	15,364	13,269

12.	Products revenue

During the nine months ended September 30, 2023 and 2024, revenue consisted the following:

	For the nine months ended September 30,
	2023	2024
	(in thousands)
Mining products	45,491	207,251
Others	1,280	339

	46,771	207,590

13.	Operating Segments

ASC 280, “Segment Reporting,” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Group’s business segments. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (CODM) for making operating decisions and assessing performance as the source for determining the Company’s reportable segments.

The Group’s Chief Executive Officer, as the CODM, organizes the Group, manages resource allocations and measures performance within a single reporting unit and single reporting segment, and that is managed on a consolidated basis. The Group derives revenue from its customers by providing mining products, as well as a small portion of the related maintenance fee income. The accounting policies of the Group’s one operating segment are the same as those described in the summary of significant accounting policies. The CODM is regularly provided with and assesses performance for its one operating segment with only the consolidated expenses and net income as presented in the Consolidated Statements of Comprehensive Income. The CODM uses these performance measures to evaluate the Company’s profitability, deciding whether to reinvest profits into the segment or into other parts of the entity, such as acquisitions or to buy back Company common stock and monitor budget versus actual results.